Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
South Plains Financial, Inc.
Lubbock, Texas

We consent to the incorporation by reference in this Registration Statement on Form S-8 of South Plains Financial, Inc. for the registration of 1,000,000 shares of common stock issuable under the 2023 Employee Stock Purchase Plan of our report dated March 7, 2022, relating to the consolidated financial statements of South Plains Financial, Inc. for the year ended December 31, 2021, before the effects of the immaterial correction to retrospectively adjust cash flow activity of certain mortgage loans described in Note 22 included in the Annual Report on Form 10-K filed on March 15, 2024.

/s/ Weaver and Tidwell, L.L.P.

Fort Worth, Texas
July 15, 2024